Exhibit 99.2

FIRST CAPITAL REALTY ANNOUNCES SECOND QUARTER 2018 RESULTS

Toronto, Ontario (August 1, 2018) - First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR), one of Canada’s largest owners, developers and managers of grocery anchored, retail-focused urban properties, announced today financial results for the three and six months ended June 30, 2018.

SELECTED FINANCIAL INFORMATION

(unaudited)	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
FFO (1) ($ millions)	$79.1	$70.6	$153.1	$137.2
FFO per diluted share (1) (2)	$0.32	$0.29	$0.62	$0.56
Weighted average diluted shares for FFO (000s)	246,196	245,186	245,951	245,006

Total Same Property NOI (1) ($ millions)	$97.4	$93.5	$192.3	$185.8
Total Same Property NOI growth (1) (3)	4.2%	2.8%	3.5%	2.5%

Total portfolio occupancy (4)	96.3%	95.0%
Total Same Property occupancy (1) (4)	96.8%	95.8%

Net income attributable to common shareholders ($ millions)	$81.9	$271.5	$147.9	$475.2
Net income attributable to common shareholders per diluted share	$0.33	$1.09	$0.60	$1.91
Weighted average diluted shares for net income (000s)	246,196	250,516	246,611	250,377

(1)	Refer to “Non-IFRS Financial Measures” section of this press release.
(2)	Historically, the Company also reported Operating FFO, calculated as FFO excluding other gains, losses and expenses, which increased 8.4% in Q2 2018 to $0.311 from $0.287 per diluted share compared to the same prior year period.
(3)	Prior periods as reported; not restated to reflect current period categories.
(4)	As at June 30.

SECOND QUARTER FINANCIAL AND OPERATIONAL HIGHLIGHTS

●	FFO per Share: FFO per diluted share increased 11.5% to $0.321 from $0.288 in the same prior year period. FFO in total dollars increased 12.1% or $8.6 million compared to the same prior year period.

●	Same Property NOI Growth: Total Same Property NOI increased 4.2% compared to the same prior year period.

●	Portfolio Occupancy Rate: Total portfolio occupancy improved 0.1% from 96.2% at March 31, 2018 to 96.3% at June 30, 2018. Total portfolio occupancy improved 1.3% from 95.0% at June 30, 2017 to 96.3% at June 30, 2018. Occupancy at June 30, 2018 and 2017 excluding vacant space held for development was 96.7% and 95.7%, respectively.

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●	Lease Renewal Rate Increase: Net rental rates for the quarter increased 7.8% on 1,045,000 square feet of lease renewals when comparing the rental rate in the last year of the expiring term versus the first year of the renewal term. Net rental rates increased 10.4% when comparing the rental rate in the last year of the expiring term versus the average rental rate over the renewal term.

●	Growth in Average Net Rental Rate: The average net rental rate increased by 0.6% or $0.12 per square foot over the same prior year period to $19.96 per square foot, primarily due to rent escalations.

●	Property Investments: The Company invested $64.3 million in acquisitions, development and redevelopment in the quarter.

●	Net Income Attributable to Common Shareholders: Net income decreased to $81.9 million or $0.33 per diluted share compared to $271.5 million or $1.09 per diluted share for the same prior year period. The decrease was primarily due to a lower increase in the fair value of investment properties.

“We continue to deliver solid operating results, find great investment opportunities and unlock value through our development program” said Adam Paul, President and CEO. “I am particularly pleased with our ability to achieve this while maintaining a strong financial position and generating consistent mid-single digit annual FFO growth.”

FINANCIAL HIGHLIGHTS

As at	June 30		December 31
($ millions)	2018	2017	2017
Total assets (1)	$10,070	$9,688	$9,969
Unencumbered assets (2)	$7,332	$7,197	$7,374
Net debt to total assets (2)	43.3%	42.5%	43.4%
Weighted average term of fixed-rate debt (years) (2)	5.2	5.3	5.4

(1)	Presented in accordance with IFRS.

(2)	Reflects joint ventures proportionately consolidated.

CHANGES TO BOARD OF DIRECTORS

First Capital Realty announced today that Mia Stark has resigned from its Board of Directors, effective immediately, due to personal commitments. Ms. Stark had been a director of First Capital Realty since May 30, 2017. As a result, First Capital Realty is pleased to announce the appointment of Jeff Mooallem as a director of the Company, effective immediately.

Mr. Mooallem is currently the President and Chief Executive Officer of Gazit Horizons, Inc., a wholly-owned subsidiary of Gazit-Globe. Mr. Mooallem has over 20 years’ of experience in the real estate industry and has held executive positions with several companies in the United States, including Federal Realty Investment Trust and Equity One, Inc. Prior to working in the real estate industry, Mr. Mooallem practiced law as an attorney in New York and Florida.

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DIVIDEND

The Company will pay a third quarter dividend of $0.215 per common share on October 17, 2018 to shareholders of record on September 28, 2018.

SUBSEQUENT EVENTS

Equity Offering

On July 18, 2018, the Company issued 9.8 million common shares at a price of $20.50 for gross proceeds of $200.0 million which were raised to fund the acquisition of several properties and two development projects in the Company's core urban markets.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate at 2:00 p.m. (ET) on Thursday, August 2, 2018, in a live conference call with senior management to discuss the Company’s results for the three and six months ended June 30, 2018.

Teleconference

You can participate in the live conference by dialing 416-340-2217 or toll-free 866-696-5910 with access code 9379668. The call will be accessible for replay until August 16, 2018 by dialing 905-694-9451 or toll-free 800-408-3053 with access code 7192549.

Webcast

To access the live audio webcast and conference call presentation, please go to First Capital Realty’s website or click on the following link: Q2 2018 Conference Call. The webcast will be accessible for replay in the ‘Investors’ section of the website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is one of Canada’s largest owners, developers and managers of grocery anchored, retail-focused urban properties where people live and shop for everyday life. The Company currently owns interests in 164 properties, totaling approximately 25 million square feet of gross leasable area.

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Non-IFRS Financial Measures

First Capital Realty prepares and releases unaudited interim and audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). As a complement to results provided in accordance with IFRS, the Company discloses certain non-IFRS financial measures, including but not limited to proportionate interest, NOI, Same Property NOI, FFO and ACFO. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the six months ended June 30, 2018, which should be read in conjunction with this press release. Since these non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents the above non-IFRS measures as management believes they are commonly accepted and meaningful financial measures of operating performance. Reconciliations of certain non-IFRS measures to their nearest IFRS measures are included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-looking Statement Advisory

This press release contains forward-looking statements and information within the meaning of applicable securities law, including statements regarding growth expectations in FFO, our ability to maintain a certain financial position and post certain operating results, our ability to source investment opportunities, and the pace and execution of our development program. These forward-looking statements are not historical facts but, rather, reflect the Company’s current expectations and are subject to risks and uncertainties that could cause the outcome to differ materially from current expectations. Such risks and uncertainties include, among others, general economic conditions; tenant financial difficulties, defaults and bankruptcies; increases in operating costs and property taxes; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; development, intensification and acquisition activities; residential development, sales and leasing; risks in joint ventures; environmental liability and compliance costs and uninsured losses, in addition to those risks discussed in the Company’s MD&A for the year ended December 31, 2017 and in its current Annual Information Form. Readers, therefore, should not place undue reliance on any such forward-looking statements. First Capital Realty undertakes no obligation to publicly update any such forward-looking statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

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For further information:

Adam Paul

President & CEO

(416) 216-2081

adam.paul@fcr.ca

Kay Brekken

Executive Vice President & CFO

(416) 216-2051

kay.brekken@fcr.ca

www.fcr.ca

TSX: FCR

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